Issuer Free Writing Prospectus Dated January 22, 2025
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Dated January 15, 2025
Registration Statement No. 333-269684

WEBUS INTERNATIONAL LIMITED

Roadshow Presentation

(Nasdaq Proposed Ticker: WETO)

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" in our prospectus. Known and unknown risks, uncertainties, and other factors, including those listed under "Risk Factors," may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue," or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

- our goals and strategies;
- our future business development, financial condition, and results of operations;
- fluctuations in interest rates;
- our expectations regarding demand for and market acceptance of our products and services;
- projections of revenue, earnings, capital structure, and other financial items;
- competition in our industry;
- relevant government policies and regulations relating to our industry; and
- general economic and business conditions in the markets in which we operate.

FORWARD-LOOKING STATEMENTS

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in our prospectus. You should thoroughly read this presentation that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the collective mobility service industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources. We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management's best view as to information that is not publicly available.

FREE WRITING PROSPECTUS STATEMENT

This free writing prospectus relates to the proposed public offering of ordinary shares of Webus International Limited (the "Company") and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this presentation relates and may be accessed through the following web link. https://www.sec.gov/Archives/edgar/data/1941158/000157587225000064/vc053_f1a.htm.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov.

Alternatively, we or our underwriters will arrange to send you the prospectus if you contact:
Alexander Capital, L.P., 10 Drs James Parker Blvd, Suite 202, Red Bank, New Jersey 07701, or by calling +1 (212) 687-5650
Network 1 Financial Securities, Inc., 2 Bridge Ave, Suite #241, Red Bank, New Jersey 07701, or by calling +1 (732) 758-9001, or contact Webus International Limited via email: IR@webus.vip.

OFFERING SUMMARY

Issuer	WEBUS INTERNATIONAL LIMITED
Security	Ordinary Shares
Nasdaq Capital Market (Ticker Symbol)	WETO
Shares Offered	2,000,000 Ordinary Shares
Over-Allotment Option	300,000 Ordinary Shares
Pricing Range	$4.00 - $5.00
Gross Proceeds (Lower-end)	$8,000,000 (Assuming the over-allotment option is not exercised)
Lead Underwriter	Alexander Capital. L.P.
Co-Manager	Network 1 Financial Securities, Inc.

Use of Proceeds

1. Approximately $3.0 million to set up our new subsidiary or representative office in the United States;
2. Approximately $2.0 million of the proceeds will be used for the working capital of our China operations;
3. The remaining amount of the proceeds of this offering will be applied for general corporate and working capital purposes.

◆ All terms stated herein are proposed terms

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved, investments are speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

TABLE OF CONTENTS



COMPANY OVERVIEW

WHO WE ARE

We are an emerging leader in China's Collective Mobility Service ("CMS") market that provides hassle-free and cost-effective mobility solutions with real-time AI-augmented online support and 24-7 itinerary management support through the VIE and its subsidiary and Wetour. The CMS utilizes privately-operated vans and buses to offer customers an alternative way to public transportation when traveling in large groups. Customers come to our platform for any type of CMS, from day-to-day commute, inter-city trips, business visits, and cross-provinces travel to guided tours and tailored vacation packages. Our diverse products and service portfolio covers budget, high-end, and customized offerings that appeal to both our individual and corporate customers.

OUR MISSION

Our mission is to make mobility easier and smarter by providing customers with customized commuter shuttles, charted cars and buses, and travel services around the world through our global platform powered by big data and advanced algorithms.

ANALYSIS OF CHINA'S OUTBOUND TOURISM MARKET

- Driven by the economic growth and consumption upgrade in China, the PRC outbound tourists and the per capita expenditure of each outbound journey remains at a high level, which has fostered the development of China's outbound tourism market.

- Affected by the pandemic, the outbound travel market witnessed dramatic decline between 2020 to 2023. Nevertheless, as the vigorous efforts from PRC government and the pandemic situation was controlled gradually, China's outbound tourism market has gradually recovered from the COVID-19 pandemic starting in the first half of 2023.

- From **2019** to **2023**, the size of China's outbound tourism market increased from USD **254.6** billion USD **353.2** billion, with **8.52%** CAGR. in the forecast period, China's outbound tourism market is expected to grow from USD **464.2** billion in **2024** to USD **799.6** billion by **2028**, with **14.56%** CAGR.

Size of China's Outbound Tourism Service Market, 2019-2028E



USD Billion
900
800
700
600
500
400
300
200
100
0
CAGR(19-23)
CAGR(24E-28E)
Outbound Travel
8.52%
14.56%
254.6
131.1
105.7
109.8
353.2
464.2
539.1
615.3
701.4
799.6
2019y
2020y
2021y
2022y
2023y
2024E
2025E
2026E
2027E
2028E

Sourse: ZPI

微巴士 webus.vip | Wetour

ANALYSIS OF CHINA'S OUTBOUND TRAVEL

MARKET DRIVERS

Sourse: ZPI

Increasing Disposable Income of Citizens	With the continuous development of economy and consumption upgrade, the per capita disposable income of Chinese residents increased significantly in the recent years, which brings stronger purchasing power. Increasing number of people incline to travel internationally more frequently and spend more money on travel services, which will promote the development of outbound travel industry from the demand side.
Increasing Number of Outbound Tourists	The number of outbound tourists decreased significantly since 2020 due to the pandemic, which led to a sharp reduction of outbound travel market size. Nevertheless, as the gradual recovery of the pandemic and the reopening of borders, the outbound tourists are expected to increase rapidly and the outbound travel market is expected to regain the growth momentum.
Emerging of Content-sharing Social Media Platforms	Triggered by the development of mobile Internet, social media platforms become increasingly popular among consumers. Among them, content sharing social media platforms such as Xiaohongshu attracts a lot of consumers to share their opinions and experiences. These content-sharing social media platforms, as users and KOLs can recommend products and services to consumers on them, are becoming an effective and efficient sales channel for travel products nowadays, which drives the rapid development of outbound travel market.
Increasing Demand for Premium Service	Driven by the steady growth of economy and consumption upgrade, consumers have higher requirement for their outbound travel experience. For instance, previous in-destination transportation used might be public bus, chartered car service run by private, etc., which are uncomfortable and even cannot guarantee safety of consumers. Currently, consumers tend to choose reputable and regular chartered car service, which provide consumers with comfortable in-car experience, ensure their safety, and is equipped with qualified driver who can also serve as a tour guide to introduce the history or information of local attractions or points of interests to consumers.

ANALYSIS OF CHINA'S OUTBOUND TOURISM

MARKET DEVELOPMENT TRENDS

Sourse：ZPI

1 Growth in Outbound Tourism Demand from Chinese Travelers

The increasing economic development and living standards in China have led to a significant rise in outbound tourism. Chinese travelers now prefer personalized and customized travel services over traditional group tours, seeking unique and memorable experiences.

2 Cultural and Language Needs

Cultural and language barriers can be significant challenges for Chinese tourists abroad. Overseas Chinese private tour services help travelers better understand and integrate into local cultures, enhancing their travel experiences and driving market growth.

3 Enhancement of Service Quality

High-quality, personalized experiences are crucial for overseas Chinese private tour services to gain a competitive advantage. A strong reputation and positive word-of-mouth further propel market development in this competitive environment.

4 Advancements in Information Technology

Internet technology enables travel service providers to create global online platforms for real-time consumer interaction. Digital marketing through social media and short videos enhances visibility and marketing effectiveness, allowing precise targeting of potential customers.

5 Brand Building and Business Model Innovation

Intelligent services, big data, and AI technologies help in analyzing tourist needs and offering customized solutions. Strengthening brand development and utilizing diverse marketing tools like social media and short videos attract more consumers and enhance market presence.

6 Policy Environment and International Cooperation

Government policies promoting tourism, such as visa facilitation and infrastructure development, benefit the overseas Chinese private group tour service market. These measures increase the customer base, boost spending willingness, and provide comprehensive support services.

OUR BUSINESS



2

PACKAGE TOUR

Destination small group tour

Private customized tour



1

CAR SERVICES

Charted car and bus service



3

COMMUTER SHUTTLE SERVICE



GLOBAL CHARTERED CAR AND BUS SERVICE

Seamless Connectivity: We specialize in providing reliable and comfortable airport transfer and chartered car services, designed specifcally for Chinese-speaking travelers across the globe.

Easy Online Booking

Convenient Planning: Effortlessly book your transfer or car service in advance through our user-friendly online platform. This ensures a seamless and stress-free start to your iourney.

Language Support

Chinese Communication: Enjoy seamless communication with our drivers and customer suppot in Chinese, effectively removing lanquage barriers and enhancing your overall travel experience.

24/7 Customer Support

Round-the-Clock Assistance: Our dedicated customer support team is available anytime, anywhere. With our 24/7 service, you can be assured that assistance is always at hand whenever you need it.

DESTINATION BOUTIQUE
SMALL GROUP TOURS

Curated Local Experiences: We offer diverse and immersive day tours in small groups allowing travelers to deeply and authentically explore destinations.

01

Richer Selection of Local Day Tours

Diverse Itineraries: Our local day tours are more varied and unique compared to traditional large group tours, providing a deeper and more immersive travel experience.

02

Smaller Group Sizes for Superior Travel Experience

Personal Attention: Increased guide interaction ensures attention to individual needs.
Comfort and Convenience: Streamlined logistics and reduced wait times lead to a smoother and more enjoyable travel experience.





CUSTOMIZED PRIVATE TOURS

Personalized Luxury: We deliver customized travel experiences tailored to individual preferences. Our private tours provide unmatched flexibility, privacy, and comfort for discerning travelers.

Flexible Itineraries

Tailor-made schedules based on travelers' preferences allow for freedom and convenience without fixed plans.

Exclusive Services

Our dedicated tour guides offer personalized attention and adjustable itineraries to match travelers' interests.

Premium Accommodation

We can arrange high-quality lodging tailored to your preferences for a comfortable and personalized stay.

OUR PRODUCTS


22:54
Wetour
YELLOWSTONE PARK
黄石国家公园
深度4日游
12人精品小团
接送机
定制包车
阿拉斯加极光之旅5日游
扫码下单
开启你的专属旅程

APP & WEB

- User-Friendly Design
- Comprehensive Options


09:27
报价订单
接机
5月28日 12:55
¥870
02:45:00 立即抢单
日包
6月2日 09:00-6月5日 18:00
125.3km
单程
6月7日 12:55
11 W 53rd St, New York, NY 10019 ...
55.3km
车辆管理

DRIVER APP

- Efficient Job Management
- Detailed Itineraries

OUR COMPETITIVE EDGE RESOURCE ADVANTAGES


Canada
USA
Korea
China
Japan
United Arab Emirates
Singapore
Australia

Global Reach

Extensive Coverage: Our expansive network covers 10 countries and over 80 cities/regions, enabling us to offer seamless travel experiences globally.

Countries

10+

Cities/Regions

80+



RESOURCE ADVANTAGES

Rich Drivers Network

Experienced Drivers: Our network includes over 10,000 cooperating drivers who are skilled in navigation and provide valuable local insights and multilingual capabilities, ensuring a rich and personalized travel experience for every client.

Collaboration With Local Tour Operators

Our partnerships with local tour operators enhance our service offerings, enabling us to provide unique and localized experiences. This can enhance the overall quality and variety of our travel packages.

Partnerships with Online Travel Agency Platforms

Establishing strategic alliances with major online travel platforms like **Ctrip, Fliggy, Viator,** and more to become their vertical supplier and expand our service reach.



OUR COMPETITIVE EDGE – SERVICE ADVANTAGES

HIGH DEGREE OF DIGITALIZATION

We utilize advanced digital technology to streamline operations and enhance the customer experience. Our internal platform automates processes such as order entry, dispatch, settlement, and invoicing, improving efficiency and coordination. Through data analysis, we gain insights into user behavior, allowing us to create better products and identify marketing opportunities.

CUSTOMIZATION CAPABILITY

Our extensive network and partnerships enable us to create tailored travel solutions that meet the unique preferences and needs of our clients, making each journey truly distinctive.

USER-CENTERED SERVICE

We focus on building user trust and providing a seamless booking experience with continuous platform improvements. Our 24/7 bilingual support and comprehensive after-sale services, including pre-trip alerts, accident compensation, special refunds, and emergency assistance, ensure exceptional care for our customers.

GROWTH STRATEGIES

IMPROVE PRODUCT CONTENT INNOVATION CAPABILITIES

We plan to drive continued business growth by enhancing our content production and distribution capabilities. Content is an integral part of our business, especially for customized travel business.

We will launch diversified and creative content formats: images, short videos, live broadcasts, and recommend the most relevant customized product content to our users.

We plan to provide innovative content production tools and an efficient content reward mechanism to encourage users, professional travelers, Internet celebrities and the third party social media platforms to jointly develop different customized travel itineraries and further increase user stickiness order rate of users on the platform.



HIGHWAY 1
一号公路
一号公路优胜美地6日包车游 | 跨越山与海
GRAND TETON
黄石大提顿4日游

TikTok   小红书   Instagram

GROWTH STRATEGIES
PARTNERSHIP DEVELOPMENT

01

Further integrate our platform to a comprehensive ecosystem

We plan to continuously develop our platform into a comprehensive mobility ecosystem by building vertical integration within the platform for information flow and capital flow, external horizontal integration between our corporate customers, and end-to-end integration for complete product life cycle value chain.

02

Geographically broaden our service coverage

We will focus on expanding services for Chinese outbound tourists after the pandemic and meeting the needs of overseas Chinese for car use and private customized travel, by continuing to maintain strategic collaborations with large online travel platforms as their vertical business supplier, cooperating with local bus and car rental companies.

03

Investment and Acquisition

We plan to selectively seek acquisitions, investments, joint ventures and collaborations highly strategic and complementary to our business and operations. In particular, we may consider acquiring some customized travel service brands to complement our existing offerings and services. We will also strengthen our vertical integration and strategic partnerships with content providers to further expand our partner network.



MANAGEMENT INTRO



Zheng Nan, CEO

- CEO of Webus since February 2023
- CEO of the VIE since January 2021
- Overseeing operations, product offerings, and management of the group
- Former COO of Uway Inc. (June 2019 – March 2020), a college student career service platform
- Bachelor's degree from Babson College, Wellesley, Massachusetts
- Extensive global travel experience and deep understanding of travel industry



Wang Shijie, CFO

- CFO of Webus since February 2023
  CFO of the VIE since September 2022
- Managed accounting, financial reporting, and platform operations
- Former Financial Manager and Operation Platform Manager at Hangzhou Liyixiang Digital Technology Co. Ltd. (April 2018 – August 2021)
- Former Division Chief of General Management Division, Financial Department at Zhongyuan University of Technology (January 2014 – April 2018)
- Education: Master's degree in business administration from Zhongyuan University of Technology, bachelor's degree in auditing from Zhengzhou University
- Holds a Certificate of Intermediate Accountant



Chen Yizhou, COO

- Co-COO of Webus since February 2023
- Co-COO of VIE since November 2020
- Project Manager and Regional Business Manager at Zhejiang Hengsheng.(April 2016 – April 2020)
- Division Chief of Marketing Department at gotobus.com's China Region (July 2009 – March 2016)
- Bachelor's degree in accounting from Dongguk University, Republic of Korea
- Over 15 years of experience in the bus transportation industry with extensive resources in CMS and tourism



He Wenxin, COO

- Co-COO of Webus since February 2023
- Co-COO of VIE since June 2021
- General Manager and Sales Manager at Hangzhou office of Shenzhen Kuaibangxing Technology Co., Ltd. (September 2017 – August 2020)
- Bachelor's degree in international trade from Zhejiang Sci-Tech University Science and Art College

微巴士 webus.vip | Wetour

BALANCE SHEET

CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi ("RMB") and U.S. dollars ("US$"), except for share and per share data)

	As of June 30,		
	2023	2024	2024
	RMB	RMB	US$
ASSETS			
Current assets:			
Cash and cash equivalents	2,151,180	2,780,907	382,666
Accounts receivable	295,924	884,853	121,760
Amounts due from related parties	-	111,341	15,321
Deferred offering costs	5,192,203	5,350,165	736,207
Prepaid expenses and other current assets	2,091,174	1,783,880	245,470
Total current assets	**9,730,481**	**10,911,146**	**1,501,424**
Non-current assets:			
Property and equipment, net	34,909,709	33,714,952	4,639,332
Right-of-use assets	352,807	307,330	42,290
Total non-current assets	**35,262,516**	**34,022,282**	**4,681,622**
TOTAL ASSETS	**44,992,997**	**44,933,428**	**6,183,046**
LIABILITIES			
Current liabilities:			
Short-term borrowings	10,000,000	10,000,000	1,376,046
Accounts payable	410,925	411,219	56,586
Deferred revenue	865,714	2,621,402	360,717
Income tax payable	128,175	97,344	13,395
Lease liabilities-current	285,225	180,135	24,787
Accrued expenses and other current liabilities	1,442,574	1,145,737	157,659
Total current liabilities	**13,132,613**	**14,455,837**	**1,989,190**
Non-current liabilities:			
Long-term borrowings	-	2,200,000	302,730
Lease liabilities-noncurrent	-	55,454	7,631
Other long-term liabilities	-	414,400	57,023
Total non-current liabilities	-	**2,669,854**	**367,384**
TOTAL LIABILITIES	**13,132,613**	**17,125,691**	**2,356,574**
Commitments and Contingencies			
SHAREHOLDERS' EQUITY			
Ordinary Shares (US$0.0001 par value per share; 500,000,000 and 500,000,000 shares authorized as of June 30, 2023 and 2024; 35,000,000 and 35,000,000 shares issued and outstanding as of June 30, 2023 and 2024, respectively*)	12,720	12,720	1,750
Additional paid-in capital	65,063,327	65,063,327	8,953,012
Share subscription receivable	-12,720	-12,720	-1,750
Accumulated deficit	-33,223,158	-37,278,750	-5,129,727
Accumulated other comprehensive (loss)/income	20,215	23,160	3,187
Total shareholders' equity	**31,860,384**	**27,807,737**	**3,826,472**
TOTAL LIABILITIES AND SHAREHOLDES' EQUITY	**44,992,997**	**44,933,428**	**6,183,046**

The financial statements are stated in Renminbi ("RMB"),the currency of the country in which the Group's PRC subsidiary, VIE and VIE's subsidiaries operate. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate, or at any other rate.

INCOME STATEMENT

CONSOLIDATED STATEMENTS OF INCOME STATEMENT

(Amounts in Renminbi ("RMB") and U.S. dollars ("US$"), except for share and per share data)

	For the years ended June 30,		
	2023	**2024**	**2024**
	RMB	**RMB**	**US$**
Revenues	154,226,006	45,976,421	6,326,566
Cost of revenues	-145,998,264	-39,546,098	-5,441,724
Gross profit	**8,227,742**	**6,430,323**	**884,842**
Operating expenses:			
Sales and marketing expenses	-14,656,903	-7,468,321	-1,027,675
General and administrative expenses	-10,428,318	-5,098,450	-701,570
Research and development expenses	-2,367,231	-1,331,037	-183,157
Total operating expenses	**-27,452,452**	**-13,897,808**	**-1,912,402**
Operating loss	**-19,224,710**	**-7,467,485**	**-1,027,560**
Other income/(expenses)			
Financial expenses, net	-788,073	-1,134,713	-156,142
Other income, net	2,630,368	4,500,552	619,298
Total other income, net	**1,842,295**	**3,365,839**	**463,156**
Loss before income tax expense	**-17,382,415**	**-4,101,646**	**-564,404**
Income tax (expense)/benefit	-248,419	46,054	6,337
Net loss	**-17,630,834**	**-4,055,592**	**-558,067**
Other comprehensive income:			
Foreign currency translation adjustments, net of nil tax	20,469	2,945	405
Total other comprehensive income	**20,469**	**2,945**	**405**
Total comprehensive loss	**-17,610,365**	**-4,052,647**	**-557,662**
Loss per ordinary share			
Basic and diluted*	-0.88	-0.20	-0.03
Weighted average number of ordinary shares outstanding			
Basic and diluted*	20,000,000	20,000,000	20,000,000

The financial statements are stated in Renminbi ("RMB"), the currency of the country in which the Group's PRC subsidiary, VIE and VIE's subsidiaries operate. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate, or at any other rate.

FINANCIAL HIGHLIGHTS



For the years ended June 30
Revenue and Net Income
(audited)
USD Millions
21.22
-70%
6.33
FY23
FY24
-2.42
-0.56
-77%
Revenue
Net income*
Note: *Net income represents Net profit (loss)



For the years ended June 30
Gross Margin
(audited)
13.99%
162%
5.33%
FY23
FY24

The financial statements are stated in Renminbi ("RMB"),the currency of the country in which the Group's PRC subsidiary, VIE and VIE's subsidiaries operate. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate, or at any other rate.

FINANCIAL HIGHLIGHTS


For the years ended June 30
Revenue Breakdown
(audited)
9%
91%
28%
72%
Domestic
Oversea
FY23
FY24


For the years ended June 30
Gross Profit Breakdown
(audited)
31%
69%
-2%
102%
Domestic
Oversea
FY23
FY24


For the years ended June 30
Revenue From Oversea
(audited)
USD Thousands
2,011
4,571
127%
FY23
FY24


For the years ended June 30
Gross Profit From Oversea
(audited)
USD Thousands
352
905
157%
FY23
FY24


For the years ended June 30
Gross Margin From Oversea
(audited)
17.49%
19.80%
FY23
FY24

The financial statements are stated in Renminbi ("RMB"),the currency of the country in which the Group's PRC subsidiary, VIE and VIE's subsidiaries operate. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate, or at any other rate.

CONTACT

微巴士 webus.vip | Wetour

Issuer:

Webus International Limited

ir@webus.vip

T4-2505, European and American Financial City, Xiangwang Street, Yuhang District, Hangzhou

www.webus.vip
www.wetourglobal.com

+86-571-58000026

ALEXANDER CAPITAL L.P.

Lead Underwriter:

Alexander Capital, L.P.

info@alexandercapitallp.com

10 Drs James Parker Blvd, Suite 202
Red Bank, New Jersey 07701

www.alexandercapitallp.com

+1 (212)-687-5650

NETWORK 1 FINANCIAL SECURITIES, INC.

Co-Manager Underwriter:

Network 1 Financial Securities, Inc.

Jsun@netw1.com

2 Bridge Ave, Suite #241,Red Bank, NJ 07701

https://network1.com

+1 (732) 758-9001